Filed by Macquarie Infrastructure Company LLC
(Commission File No. 001-32384)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Macquarie Infrastructure Company LLC
(Registration Statement No. 333- 202162 )

The following are excerpts from the transcript of the Macquarie Infrastructure Company LLC Fourth Quarter 2014 Earnings Call held on February 19, 2015:

James Hooke, Chief Executive Officer

What we have determined, however, is that it makes sense to pursue a conversion from an LLC to a corporation first and to do that sooner rather than later. Last evening, in addition to filing our results for the quarter and our 10-K, we also filed a registration statement on Form S-4. The S-4 filing is the first step leading to a shareholder vote on the conversion to a corporation. In effect, the S-4 registers the shares of Macquarie Infrastructure Corporation that will, subject to shareholder consent, be used to replace the LLC interests currently on issue. The S-4 contains the proxy statement that explains the conversion and that will be used for the special shareholders meeting to vote on the conversion.

The S-4 also provides information on three additional matters related to the conversion worth mentioning now.

1.
The first is a mechanism that preserves the right of MIC’s Manager to name the chairman of the board of directors – something the Manager has the right to do under the current arrangement – and the issuance of 100 shares of a separate class of stock with that right.

2.
The second is the fact that we will seek authorization to issue a new class of stock – preferred stock – as a means of improving flexibility with respect to managing our capital structure. I would point out that we’ve been careful to characterize the availability of preferred stock as nothing more than a capital management tool. The term of art associated with this instrument seems to be “a declawed preferred” – meaning that the Company intends to only issue preferred shares as a method of financing acquisitions or growth projects and not as a defensive or anti-takeover device. To be clear, we are not aware of any threatened takeover attempt, rather, having the ability to issue preferred stock is simply good business for a grown up company.

Finally, the S-4 also notes that the board has selected Delaware as the exclusive forum for hearing any derivative and similar claims that may be brought against the Company or its directors and officers. In addition to the efficiency associated with a single venue, Delaware courts have significant experience and expertise in adjudicating corporate matters. Again, we are not aware of any legal claim at this time.

There are a number of steps associated with this conversion effort:

•	first is the filing of the S-4 registration statement that was published last night;

•	the S-4 will then likely go through a review process by the SEC;

•	after the SEC clears the S-4, the board will declare a record date, schedule the meeting, distribute the proxy statement, and begin soliciting shareholder votes;

•	if shareholders approve the conversion, we’ll file papers with the Delaware Secretary of State to complete the change to a corporation.

With that as an overview of some of the big matters in front of MIC, let’s turn around and look at the performance of our businesses in the fourth quarter.

Question and Answer Section

TJ Schultz:

Great, thanks.  Thanks for all the color.

Just a quick one as you look at these BEC capitalization options.  Does the fact that you filed the S-4 that is being reviewed by the SEC for a conversion from an LLC to C-Corp preclude you at all from issuing new equity during this process?

James Hooke:

I think as it relates to be BEC we've got lots of options including an ATM program.  As I said in my comments we have an option of raising equity, the option of paying down the debt with the existing facilities the MIC revolver or IMTT’s.

Step one in that process is to have a good dialogue with S&P.  I think S&P after the deal was announced put us on watch but I would also say that watch was developing watch, it wasn't negative watch.  Read into that what you want.

I don't think there's anything in relation to any S-4 filing or anything else we've done that precludes us doing what we need to or want to do with BEC, but the lawyers get very nervous when I mention the word S-4 because I think if you want to look at the S-4 my advice is to review that document otherwise I get kicked under the table by the lawyers.

Jeremy Tonet:

Turning to the corporate conversion process would you be in a position to provide any color on what index inclusion MIC might see and how that could work out?

James Hooke:

Yes it's a good question I will throw to Jay Davis from Investor Relations because he has got a better sense of how that may.

Jay Davis:

A couple of options here Jeremy. I think we've looked at what may be open to us, obviously subject to consideration by the index managers, the Russell organization as an example, or S&P.  Russell will look at the end of May at the makeup of the listed companies in the U.S. and decide what the cutoff is for inclusion in their list - typically the top 4000 largest organizations.  S&P is a little more ad hoc as to when they include or remove anybody from their indices.

But there is potentially opportunity for passive demand for our shares in the range of 3 million, 3.5 million, 4 million shares depending on how many indices pick MIC up.  The S&P MidCap 400 or the Russell 3000 are likely to do so but there is certainly no guarantee.

Jeremy Tonet:

That makes sense, thanks.  One last question.  Sorry for missed it but the S-4, are you able to share any thoughts on timeline for how that process generally unfolds?

James Hooke:

I can't really say anything more than the comments that I have given which is the process that is involved after we file, which for which was last night, is the SEC takes a look at it and decide whether and how they will review it.  And the next step in the process is once the SEC has completed that process how long it takes the SEC to do that.  It is in their hands not ours.

The only thing I would say is the reason we are moving forward on this as fast as we can is as Jay mentioned the Russell index is readjusted by the end of May and we are hoping, though not guaranteeing, but we're certainly hoping that with the timing we've done on this, we should be through the process in time to be included in the Russell index if everything went as the way these things normally go.  That sort of timing would be doable.

But as to the specifics of timing, I can't give you any more color than that.

Important Information for Investors and Shareholders and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The plan of conversion and the authorization of preferred stock will be submitted to MIC shareholders for their consideration.  MIC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus that will be used by MIC to solicit the required approval of its shareholders in connection with the plan of conversion and the authorization of preferred stock. These materials are not yet final and may be amended. The definitive proxy statement/prospectus will be mailed to MIC shareholders. MIC may also file other documents with the SEC concerning the proposed conversion and the proposed authorization of preferred stock. INVESTORS AND SECURITY HOLDERS OF MIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION AND THE PROPOSED AUTHORIZATION OF PREFERRED STOCK AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION AND THE PROPOSED AUTHORIZATION OF PREFERRED STOCK AND RELATED MATTERS.  Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing important information about MIC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by MIC will be available free of charge on MIC’s website (www.macquarie.com/mic) or by contacting MIC at Macquarie Infrastructure Company LLC, Attn: Investor Relations, 125 West 55th Street, New York, New York 10019, telephone: (212) 231-1825.

Participants in the Solicitation for the Proposed Conversion and Proposed Authorization of Preferred Stock

MIC and certain of its directors and officers may be considered participants in the solicitation of proxies in connection with the proposed conversion and the proposed authorization of preferred stock. Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of MIC’s directors and officers by reading MIC’s proxy statement on Schedule 14A for its 2014 annual meeting of stockholders, which was filed with the SEC on April 4, 2014, and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. MIC may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “potentially”, or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this report are subject to a number of risks and uncertainties including, but not limited to those described in MIC’s Form 10-K, Form 10-Q and Form 8-K reports filed with the SEC. Some of these risks are beyond MIC’s control including, among other things: changes in general economic or business conditions; its ability to service, comply with the terms of and refinance debt, successfully integrate and manage acquired businesses, retain or replace qualified employees, manage growth, make and finance future acquisitions, and implement its strategy; its shared decision-making with co-investors over investments including the distribution of dividends; its regulatory environment establishing rate structures and monitoring quality of service, demographic trends, the political environment, the economy, tourism, construction and transportation costs, air travel, environmental costs and risks, fuel and gas costs; its ability to recover increases in costs from customers, reliance on sole or limited source suppliers, risks or conflicts of interests involving its relationship with the Macquarie Group and changes in U.S. federal tax law.

MIC’s actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. For instance, there is no assurance that the proposed conversion or the proposed authorization of preferred stock will be consummated. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this communication may not occur. These forward-looking statements are made as of the date of this communication. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.